manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

January 5, 2018

Via EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Sara von Althann

Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.
Offering Statement on Form 1-A
Filed December 14, 2017
File No. 024-10758

Dear Ms. McManus and Ms. von Althann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 22, 2017 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on December 14, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We note your response to comment 2 of our letter, and we reissue the comment. Item 4 of Form 1-A requires dilution disclosure where there is “a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire [emphasis added] . . . .” In addition to the convertible notes and the warrant issued in connection with the ISB Note, your financial statement disclosure indicates that you have outstanding 747,373 shares of Series A Convertible Preferred Stock and 568,796 shares of Series Seed Convertible Preferred Stock, and your disclosure on page 51 indicates that a material percentage of your preferred stock is held by members of management. Finally, we note your disclosure on page F-19 that “[s]hares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time.” Please provide the dilution disclosure required by Item 4 of Form 1-A or tell us why you believe this disclosure is not required.

Response: The Company has added a disclosure to the Offering Statement regarding the dilution of new purchasers of Groundfloor Common Stock. See “Dilution” on p. 23.

Cover Page

2.	We note your response to comment 5 of our letter and your revised disclosure. Please revise your offering circular generally to clarify that sales of your common stock and LROs combined may not exceed $50,000,000 within a 12-month period. By way of example, we note your statement on page 6 that “[t]he [Tier 2 LRO] offering is for $50,000,000 of LROs.”

Response: The Company has clarified that no more than $50 million of securities (Groundfloor Common Stock and LROs combined) may be sold in any 12 month period. See pp. 7 and 12.

Securities Being Offered, page 59

3.	We note your references, including in the risk factor on page 10 under the heading “The Investor Agreement and the Groundfloor Common Stock Agreement limit your rights in some important respects,” to an Investor Agreement. Please revise your disclosure in this section to provide all of the disclosures required by Item 14(a) of Form 1-A relating to the Investor Agreement, or advise us why such disclosure is not material. Additionally, please revise your disclosure on page 61 under the heading “Plan of Distribution ― Subscribing for Groundfloor Common Stock” to clarify that investors must also agree to the terms of the Investor Agreement, or advise.

Response: The Company has amended the disclosure to delete the disclosure regarding the Investor Agreement and two risk factors that related to that agreement. See pp. 10, 11 and 61. New investors in Groundfloor Common Stock will not be signing the Investor Agreement. They will be signing a Subscription Agreement, the form of which has been filed as Exhibit 3.4 to the Offering Statement. The terms of the Subscription Agreement are very standard, save that investors will agree to sign a lock-up letter in the event the Company decides to pursue an initial public offering (the “IPO Lock-Up”). This disclosure has been made on pp. 61 under “Groundfloor Common Stock-Transfer Restriction” and also in the Summary on p. 7. The remainder of the Offering Statement has been conformed to remove references to the Investor Agreement. See, e.g., p. 58.

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4.	Response to comment 10 indicates that there will be no restrictions on transfer applicable to the Groundfloor Common Stock and therefore, you deleted a risk factor addressing restrictions on transfer. We note disclosure on page 60, which provides that holders of Groundfloor Common Stock may not transfer, assign, pledge or otherwise dispose of such shares without the prior written consent of your board of directors. Please revise to include appropriate risk factor disclosure or delete the discussion of transfer restrictions, to the extent not applicable to your common shares.

Response: The Company has amended the disclosure to remove the provision that stated that the approval of the Board of Directors is required to transfer Groundfloor Common Stock. See “Groundfloor Common Stock-Transfer Restriction” on p. 61. The shares of Groundfloor Common Stock offered in the offering will be freely transferable, subject to the transferee agreeing to be bound by the Voting Agreement and the IPO Lock-Up.

Plan of Distribution

State Law Exemption and Offerings to “Qualified Purchasers”, page 61

5.	We note your response to comment 21 of our letter, and we reissue the comment in part. Your disclosure still states, “[a]s a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state ‘Blue Sky’ law review, subject to certain state filing requirements and anti- fraud provisions, to the extent that our Notes offered hereby are offered and sold only to ‘qualified purchasers’.” Please revise to remove the reference to “Notes offered hereby.”

Response: The Company has corrected the disclosure to remove reference to the “Notes offered hereby.” See p. 62.

Financial Statements

General

6.	Please address the following with respect to your response to our prior comment 22:

•	Please revise your summary of significant accounting policies to include a discussion of your accounting policies for placing financing receivables on nonaccrual status and accounting for loans once they have been placed on nonaccrual status. Reference is made to ASC Topic 310-10-50-6.

Response: The Company has revised the disclosure on pages 37 and F-14 to include a discussion of the Company’s accounting policies for placing financing receivables on nonaccrual status and accounting for loans once they have been placed on nonaccrual status.

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•	Please revise your summary of significant accounting policies to include a discussion of your impairment policies specific to loans to developers.

Response: The Company has revised the disclosure on pages 37 and F-14 to include a discussion of the Company’s impairment policies specific to loans to developers.

•	In your response you indicate that the company does not differentiate or categorize financing receivables into monitoring classifications based on credit quality. However, we note your disclosure beginning on page 30 classifies loans by letter grade and also classifies loans as to whether they are current, in workout or in fundamental default. Additionally, we note your accounting policy disclosure that you review a loan aging schedule in order to establish your allowance for uncollectable loans. Please explain to us why these are not credit quality indicators, or revise your footnote disclosure accordingly.

Response: The Company has revised the footnote disclosure on pages F-18 and F-33 categorizing financing receivables into monitoring classifications based on credit quality by letter grade and performance state.

•	Please explain to us how your tables beginning on page 30 of your filing reconcile to the loans to developers balances on your balance sheets as of December 31, 2016 and June 30, 2017.

Response: The tables beginning on page 30 reconcile to the balance of loans to developers on the balance sheet as of December 31, 2017 and June 30, 2017 as follows: The aggregate sum of total loans currently unpaid by letter grade and performance status equals $20.8 million as of November 16, 2017.

December 31, 2016 Reconciliation

Loans to developers is $13.4 million as of December 31, 2016. The reconciling items between loans to developers and the total loans currently unpaid consists of undrawn escrow balances of $3.9 million, loans originated and offered from January 1, 2017 to November 16, 2017 of $20.4 million, offset by repaid loans of $15.4 million and loans sold to third parties of $1.6 million.

June 30, 2017 Reconciliation

Loans to developers is $19.3 million as of June 30, 2017. The reconciling items between loans to developers and the total loans currently unpaid consists of undrawn escrow balances of $6.7 million, loans originated and offered from July 1, 2017 to November 16, 2017 of $6.5 million, offset by repaid loans of $10.1 million and loans sold to third parties of $1.6 million.

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The Company respectfully informs the Staff that the tables starting on page 30 are not intended to be viewed as the Company’s financial information. Rather, the tables are intended to be used as an indicator of the Company’s historical loan performance for loans on which corresponding LROs have been sold to retail investors. The tables are designed to provide supplemental information to prospective LRO investors, and the Company may change the format of the tables and the data captured by the tables going forward to the extent that the Company determines that a different presentation would be more useful to such investors in making their investment decision. Because of the limited scope of use for these tables, the Company does not intend for the tables to become part of the Company’s audited financial statements.

Part III – Exhibits, page 63

7.	Please file the form of Investor Agreement and the Common Stock Voting Agreement. Refer to Item 17 of Form 1-A.

Response: The Company has filed the Common Stock Voting Agreement and the Subscription Agreement (see response to Comment 3) as Exhibits 3.3 and 3.4, respectively.

8.	We note that you have filed a form of the Preferred Stock Voting Agreement that fails to identify the investors subject to the agreement in Schedule A. Please file an executed copy of the agreement

Response: The Company has re-filed the complete and fully-executed copy of the Preferred Stock Voting Agreement. See Exhibit 3.2.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer
Nick Bhargava, Acting Chief Financial Officer
Groundfloor Finance Inc.

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